UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

Chairman and Chief Executive Officer

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Douglas P. Long, Esq.

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of FSI International, Inc. (the “Company”) by RB Merger Corp. (“Merger Sub”) an indirect wholly owned subsidiary of Tokyo Electron Limited (“TEL”) pursuant to the terms of an Agreement and Plan of Merger, dated August 13, 2012, by and among the Company, TEL, and Merger Sub: (i) a Joint Press Release of the Company and TEL, dated August 13, 2012; (ii) a Memorandum from Donald S. Mitchell to Company employees, dated August 13, 2012; (iii) Presentation Slides, dated August 13, 2012, presented to Company employees at a meeting held on August 13, 2012, and (iv) frequently asked questions, dated August 13, 2012, prepared in connection with the meeting for Company employees held on August 13, 2012.

Additional Information

The tender offer for the purchase of the outstanding shares of the Company’s common stock described in this Schedule 14D-9 has not yet commenced, and this Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, TEL and Merger Sub will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Company shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, Company shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand, Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of the Company’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at www.fsi-intl.com or on the on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this communication and neither TEL nor the Company assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

NEWS

FOR IMMEDIATE RELEASE

Tokyo Electron to Acquire FSI International

Tokyo, and Chaska, MN (August 13, 2012) Tokyo Electron Limited (“TEL”; Headquarters: Tokyo; President and CEO: Hiroshi Takenaka) (TSE: 8035) and FSI International, Inc (“FSI”; Headquarters: Chaska, Minnesota, USA; Chairman and CEO: Donald Mitchell) (NASDAQ: FSII), announced today that they have entered into a definitive agreement under which TEL will acquire FSI for $6.20 per share in cash, or an aggregate equity purchase price of approximately $252.5 million.

The purchase price represents a premium of 53.5% to the closing price of FSI’s common shares on August 10, 2012. The acquisition, which will be completed pursuant to a cash tender offer followed by a second step merger, has been unanimously approved by the boards of directors of TEL and FSI. The board of directors of FSI unanimously recommends that FSI’s shareholders tender their shares into the tender offer. The transaction is expected to close in calendar year 2012.

Surface preparation has increasingly become a critical technology in semiconductor manufacturing, and TEL is focused on improving its market position. FSI is a leading provider of cleaning and surface preparation equipment with process capabilities complementary to TEL’s. FSI’s innovative technologies, combined with TEL’s expertise and strong track record as a provider of fundamentally reliable batch and single wafer surface preparation equipment with high productivity and outstanding low defect performance, will enable TEL to provide an even stronger overall product lineup. Additionally, the diverse set of tool capabilities greatly enhances TEL’s capacity to offer value-added solutions for the new surface preparation challenges that will inevitably come in the future.

Hiroshi Takenaka, President and CEO of TEL, commented: “FSI has a long history as a technology innovator in surface preparation. They have repeatedly developed creative solutions to key challenges in semiconductor manufacturing. I’m convinced that the acquisition will expand TEL’s business by strengthening our ability to provide effective solutions for the full range of current and future customer applications, thereby increasing value to our shareholders.”

Donald Mitchell, Chairman and CEO of FSI, added: “This transaction represents a compelling opportunity for FSI shareholders, employees and customers. By combining the market position, scale and operational excellence of Tokyo Electron with the leading edge surface preparation solutions from FSI we can ensure that semiconductor manufacturers have access to the advanced technology they need for success at 28 nanometers and below. We are pleased to become part of Tokyo Electron, a premier company in the semiconductor production equipment industry.”

Under the terms of the definitive merger agreement between TEL and FSI, TEL, through an indirect wholly-owned subsidiary, will commence a cash tender offer to purchase all of the outstanding shares of FSI’s common stock for $6.20 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of FSI’s outstanding shares of common stock, on a fully diluted basis, and receipt of required regulatory approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer that would result in all shares not tendered in the tender offer being converted into the right to receive $6.20 per share in cash. TEL will finance the acquisition from its existing cash resources.

- more -

August 13, 2012

Goldman Sachs is serving as exclusive financial adviser to Tokyo Electron in connection with the acquisition, and Jones Day is its legal adviser. Barclays is serving as exclusive financial adviser to FSI in connection with the acquisition, and Faegre Baker Daniels LLP is its legal adviser.

About TEL

Tokyo Electron Limited, established in 1963, is a leading supplier of innovative semiconductor and FPD production equipment worldwide. Product lines include coater/developers, oxidation/diffusion furnaces, dry etchers, CVD systems, surface preparation systems, gas cluster ion beam technologies, and test systems. To support this diverse product base, TEL has strategically located research & development, manufacturing, sales, and service locations all over the world. TEL is a publicly held company listed on the Tokyo Stock Exchange. More information about TEL is available at www.tel.com.

About FSI

FSI International, Inc. is a global supplier of surface conditioning equipment, technology and support services for microelectronics manufacturing. Using the company’s broad portfolio of cleaning products, which include batch and single-wafer platforms for immersion, spray and cryogenic aerosol technologies, customers are able to achieve their process performance flexibility and productivity goals. The company’s support services programs provide product and process enhancements to extend the life of installed FSI equipment, enabling worldwide customers to realize a higher return on their capital investment. More information about FSI is available at www.fsi-intl.com.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of FSI’s common stock described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, TEL will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FSI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, FSI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FSI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand, Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.

- more -

August 13, 2012

Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause FSI’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in FSI’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of FSI’s filings with the SEC may be obtained at the “Investors” section of FSI’s website at www.fsi-intl.com or on the on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this communication and neither TEL nor FSI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

# # #

Contact:

Public Relations Group, Tokyo Electron Ltd.

telpr@tel.com

FSI International 3455 Lyman Boulevard Chaska, Minnesota USA 55318-3052 Phone: 952-448-5440	MEMO

DATE:	August 13, 2012
TO:	All FSI Employees
FROM:	Don Mitchell
SUBJECT:	FSI & Tokyo Electron Sign Definitive Merger Agreement

Today we announced that Tokyo Electron (“TEL”) and FSI International (“FSI”) have signed a definitive merger agreement. TEL is the third largest semiconductor equipment company in the world with fiscal 2012 revenue approaching $8.0 billion and approximately 11,000 employees worldwide. TEL’s U.S. organization is headquartered in Austin, TX and they have nearly 1,300 employees located throughout the United States. The combination of FSI with TEL’s surface preparation (“SP”) business provides customers with a broader portfolio of market-leading products and technology. Our combined calendar 2011 SP revenues were nearly $600 million. This is an extraordinary development, and we’re excited to share our thoughts on what this means for our future.

TEL management recognizes that FSI has created differentiated, high value added, innovative technology with minimal overlap to TEL’s existing surface preparation product line. We believe that this combined, complimentary product portfolio will provide significant competitive advantages. When combined with TEL’s scale, purchasing leverage, excellent reputation for reliability, service and customer influence this combination creates a powerful industry force.

This is a great opportunity for FSI shareholders and stakeholders. After the transaction closes, we will be positioned as a member of one of the top semiconductor equipment producers in the world. Like with prior U.S. acquisitions, TEL intends to operate FSI as a standalone wholly owned subsidiary. We believe that this transaction will enable us to make the robust investments required to expand our customer base and transition to 450mm wafer platforms. In addition, the combination will enable us to leverage TEL’s presence at the top semiconductor manufacturers in a rapidly consolidating market place.

Our existing FSI management team is excited to participate in this next chapter of FSI’s growth and expanding leadership in the global surface preparation market.

Our Board of Directors has voted unanimously in favor of this transaction, and, subject to the customary conditions, we expect the transaction to close before the end of calendar 2012.

Until the merger is completed, FSI and TEL will operate as independent companies. While the integration planning is underway, your focus on and support of FSI’s ongoing business and customer requirements should not change. In the upcoming months, your continued practice of and belief in FSI’s Core Values and focus on our vision will help ensure a smooth integration.

Always Thinking. Better.™

We realize that you will have further questions, so we will do our best to keep you updated throughout the process. Today, at 8:30 AM Central daylight time we will hold an ALL employee meeting. International toll free dial in numbers, the U.S. dial in number and the participant passcode will be provided at 8:00 AM Central Daylight Time in a separate email from FSI Communications.

An Employee Frequently Asked Questions document will be available after the ALL employee meeting. In connection with distribution of the Employee Frequently Asked Questions we will provide a process for submitting follow-on questions.

This is a unique opportunity to combine two outstanding organizations into one excellent company. Please keep an open mind as there will be many opportunities to learn from each other. Together we expect to strengthen our presence in the surface preparation market.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of FSI’s common stock described in this memo has not yet commenced, and this memo is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, TEL will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FSI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, FSI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FSI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand, Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.

Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause FSI’s actual results to differ materially from those expressed or implied in the forward-

Always Thinking. Better.™

looking statements are discussed in FSI’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of FSI’s filings with the SEC may be obtained at the “Investors” section of FSI’s website at www.fsi-intl.com or on the on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this communication and neither TEL nor FSI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

###

Always Thinking. Better.™

Tokyo Electron to Acquire FSI International August 13, 2012

Tokyo Electron to Acquire FSI International
Transaction
Overview
Tokyo Electron (TEL) has reached a definitive agreement to acquire FSI
TEL will launch a cash tender for all outstanding shares of FSI followed by a second step cash-out merger
Transaction was unanimously approved by the boards of directors of TEL and FSI
Consideration
Cash consideration of $6.20 per share
Transaction implies a fully-diluted equity value of approximately
$252.5mm
Timing Tender offer expected to close by the end of 2012
Next Steps
TEL will shortly launch a tender offer for all of the shares of FSI, subject to certain customary conditions
No financing expected - TEL has a sufficient cash balance to purchase all of the shares

Tokyo Electron and FSI
TEL and FSI Combination Well-Positioned to Innovate and Gain
Share in Surface Preparation Process Steps
Note: LTM represents last twelve months
Founded in 1963
Headquartered in Tokyo, Japan
~10,684 employees
Leading provider of semiconductor
production equipment
The company has state-of-the-art
research and development facilities in
Japan, the United States, Korea and
Taiwan
LTM Revenue of $7,684mm and Net
Income of $323mm
Founded in 1973
Headquartered in Chaska, Minnesota,
USA
~400 employees
Expertise in surface preparation
equipment
Operations in US, France,  Germany,
Israel, Italy, Netherlands, UK, China,
Korea, Singapore, Taiwan, and Japan
LTM Revenue of $132mm  and Net
Income of $12.5mm

Product
Lineup &
World Market Share
(CY2011)
Semiconductor Production Equipment
Semiconductor Production Equipment
Cleaning System
Wafer Prober Coater/Developer
Plasma Etch
System
(total dry etch)
Thermal
Processing
System
Source: Gartner
WW #1
WW #1
85%
16%
33%
58%
39%
5%
Single Wafer
Deposition
System

Accelerates FSI’s growth by leveraging TEL’s customer relationships and channels
Combination enhances our ability to meet customers’ future surface preparation challenges
TEL and FSI – A Powerful Combination
Highly
complementary
product lines
Ability to Drive
Revenue Growth
Logical Industry
Consolidation
Semiconductor roadmap facing steep technology and cost challenges
Need to provide a diverse set of technology solutions - wet and dry
Increased importance for customers to partner with strong suppliers who can holistically address technical hurdles
Industry consolidating with a small number of large suppliers best suited to make required investments
TEL has strong single wafer capability in standard applications (RCA clean, BEOL clean)
FSI adds strength in specific applications (high dose implant PR strip,
NiPt strip) with special requirements (ViPR technology)
Enables TEL to deliver a more complete set of single wafer solutions

Combination provides employees with new growth opportunities
Expanded suite of technical resources to bolster innovation
Benefits of working for a large, well-resourced global company with a broad set of leading customers
Delivering Value to All Stakeholders
Customers
Employees
Investors
Attractive premium for FSI’s shareholders
Value creation potential for TEL’s shareholders
Enhanced ability to meet customers’ future surface preparation challenges
Additional surface preparation solution offerings
Strengthened single wafer product portfolio
Added capabilities in wet high dose implanted photoresist removal

What This Means for FSI’s Employees
• Nothing changes until the transaction closes
– Right now, it’s “business as usual”
– Stay focused on the business and serving our customers
• Post-Closing, it is expected that FSI will be integrated into the
Surface Preparation Systems business unit of TEL
– We expect most day-to-day activities to remain largely unchanged
– FSI equipment will continue to be manufactured in Chaska for the foreseeable future; no near-term product branding changes expected
– Integration teams will evaluate and develop plans over time
• Don Mitchell will continue in his leadership role as President of
FSI
• We will share further information about our integration plans as they become available

Additional Information and
Forward-Looking Statements
The tender offer for the purchase of the issued and outstanding shares of FSI International, Inc.’s ("FSI") common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Tokyo Electron Limited ("TEL") will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FSI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, FSI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FSI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand,
Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.
This document contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this document include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-
looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include:  risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.
Other factors that may cause FSI’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in FSI’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of FSI’s filings with the SEC may be obtained at the “Investors” section of FSI’s website at www.fsi-intl.com or on the on the SEC’s website at
www.sec.gov.  These forward-looking statements speak only as of the date of this communication and neither TEL nor FSI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

Frequently Asked Questions

•	What are Tokyo Electron (“TEL”) and FSI International (“FSI”) announcing?

Tokyo Electron and FSI International are announcing that they have reached a definitive agreement under which TEL will acquire FSI in all-cash transaction.

•	What are the Terms of the Transaction?

TEL will acquire FSI in an all-cash transaction for consideration of $6.20 per share, implying a fully-diluted equity value of approximately $253 million. To effect the transaction, TEL will shortly launch a tender offer for all of the shares of FSI, subject to certain customary conditions.

The transaction has been unanimously approved by the boards of directors of Tokyo Electron and FSI International, and is not subject to a financing condition, as TEL has sufficient cash on hand to pay for all of the shares.

The offer represents a 53.5% premium to FSI’s closing share price of $4.04 on August 10, 2012, the last trading day prior to announcement of the transaction.

•	Who is Tokyo Electron?

Tokyo Electron Limited, established in 1963, is a leading supplier of innovative semiconductor and FPD production equipment worldwide. Product lines include coater/developers, oxidation/diffusion furnaces, dry etchers, CVD systems, surface preparation systems, gas cluster ion beam technologies, and test systems. To support this diverse product base, TEL has strategically located research & development, manufacturing, sales, and service locations all over the world. TEL is a publicly held company listed on the Tokyo Stock Exchange.

•	What is the contemplated timing of the transaction?

TEL, through an indirect wholly-owned subsidiary, expects to launch a cash tender for all outstanding shares of FSI common stock no later than August 27, 2012, followed by a second step merger at the offer price. The closing of the transaction is expected to be completed by the end calendar 2012, and is subject to customary conditions.

•	What approvals will be required to complete this acquisition?

The acquisition will require approval by antitrust authorities in a number of jurisdictions, including the US, Taiwan, Germany, and Israel. Additionally, we are seeking approval of the transaction from the Committee on Foreign Investment in the US (CFIUS).

1

•	What features and strengths does TEL see in FSI’s products?

FSI has had significant market penetration with two single wafer products, one “wet” and one “dry,” which have unique process capabilities that are complementary to TEL’s existing product portfolio. The ORION® product is capable of very high temperature SPM (Sulfuric Acid & Hydrogen Peroxide Mixture) processing. The ANTARES® product enables all dry removal of particles using a process that is not reactive with the underlying surface and which therefore features no film loss even for current and future sensitive materials.

•	What new capabilities does TEL expect to gain from this acquisition?

The acquisition of FSI adds new capabilities in the area of wet high dose implanted photoresist removal. To date, TEL has not offered a high temperature SPM product for high dose implanted photoresist removal.

We believe the product lines of FSI and TEL are complementary, enabling the combined companies to provide a stronger and broader overall suite of surface preparation solutions, and that a multi-product strategy is the best way to provide customers with solutions across their entire application set.

•	How will FSI operate as part of Tokyo Electron?

FSI will be run as a separate entity to focus on execution of existing business with our customers. TEL will gradually integrate FSI into TEL.

•	What synergies are expected from the combination of FSI and TEL?

Revenue growth synergies: The combination creates the opportunity to grow revenue at a faster rate by:

•	Leveraging TEL’s strong global customer relationships

•	Leveraging FSI’s strong portfolio of surface preparation technology.

Cost-reduction synergies: Together we expect to realize cost synergies through this transaction by:

•	Streamlining supply chains and achieving purchasing efficiencies

•	Reduction in sales and marketing expenses

•	Consolidation of certain operations

•	Savings from FSI’s public company costs

2

•	Why should FSI’s shareholders be pleased with this agreement?

This transaction values FSI at a price of $6.20 per common share, a 53.5% premium to the share price of $4.04 on August 10, 2012, the last trading day prior to the announcement of the transaction.

The all-cash offer delivers to FSI’s shareholders an attractive premium to the current share price and provides certainty of value and immediate liquidity while removing financing, market, and execution risks to shareholders.

•	Why should customers be pleased with this transaction?

Customers will benefit from this transaction because the strengths of the combined company create an improved ability to deliver on customer surface preparation requirements. This acquisition combines the innovative products of FSI with the scale, resources, and reliable equipment manufacturing expertise of TEL.

•	How will this transaction affect me? What will change?

Right now, nothing changes. We will provide updates on the transaction as we near the closing date. In the meantime, we should continue to focus on serving our customers.

•	Will FSI’s name change as a result of the acquisition?

Following the closing of the merger, FSI will be renamed TEL FSI, Inc.

•	Will there be any organizational changes as a result of the transaction?

From a business and management point-of-view, FSI will be integrated into the Surface Preparation Systems business unit of TEL. However, we would expect most day-to-day activities to remain largely unchanged from current operation. The integration teams will evaluate and develop plans.

•	Will the FSI management team change after the transaction?

No, Donald Mitchell will continue in his leadership role as President at FSI and his current direct reports will continue in their current capacity.

•	Will there be any layoffs as a result of the transaction?

Integration planning will happen over the next several months. Until the transaction is complete, FSI will continue to operate as an independent company. TEL has no current plans to implement employee layoffs.

3

•	What will happen to the manufacturing facility in Chaska? Is it likely to shut down?

FSI equipment will continue to be manufactured in Chaska for the foreseeable future.

•	What will happen to FSI employees’ stock and stock options?

In connection with the transaction, employees will be cashed out of any shares or options of FSI stock that they own immediately before the close.

•	What will happen to FSI’s employee stock purchase plan?

After the transaction closes the plan will be terminated. TEL does not offer employees a similar benefit. However, in general TEL offers very competitive employee benefits.

•	Will FSI’s service and support operations be integrated into Tokyo Electron’s operations?

Yes. Service and support will be integrated after the transaction closes, and the companies are developing integration plans.

•	Will the sales strategies (channels, etc.) of FSI’s products change as a result of this transaction?

FSI will be integrated into TEL’s existing Surface Preparation Systems business unit. Sales and marketing strategies will be integrated into a single strategy.

•	How will salaries, wages and benefits of employees be affected?

In the near-term, FSI will continue with its existing salary and benefits programs.

•	What are the next steps in this process?

We will be focusing on enhancing customer relationships and strengthening the market position of our combined wafer cleaning systems. At the same time, we will contemplate how to best achieve integration and synergies.

•	What do we say to customers when asked about the transaction?

Customers should know that we are very excited about this transaction and that we believe FSI and TEL’s combined resources will enable us to address their specific application needs and technology roadmaps with new cutting-edge products, broader technical expertise and an unparalleled level of quality, service and support.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of FSI’s common stock described in this document has not yet commenced, and this document is neither an

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offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, TEL will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FSI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, FSI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FSI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand, Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.

Forward-Looking Statements

This document contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this document include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause FSI’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in FSI’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of FSI’s filings with the SEC may be obtained at the “Investors” section of FSI’s website at www.fsi-intl.com or on the on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this communication and neither TEL nor FSI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

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